Exhibit 99.1

Contact:

MicroStrategy Incorporated

Shirish Jajodia

Investor Relations

ir@microstrategy.com

(703) 848-8600

MicroStrategy Announces

Third Quarter 2023 Financial Results

•
6,067 bitcoins acquired since the end of Q2 for $167.0 million, or $27,531 per bitcoin
•
158,400 bitcoin holdings at a total cost of $4.69 billion, or $29,586 per bitcoin, as of October 31, 2023
•
Total Revenues of $129.5 million, up 3% year-over-year
•
Software Licenses Revenues of $45.0 million, up 16% year-over-year
•
Subscription Services Revenues of $21.0 million, up 28% year-over-year

TYSONS CORNER, Va., November 1, 2023 - MicroStrategy® Incorporated (Nasdaq: MSTR) (“MicroStrategy” or the “Company”), the largest independent publicly-traded business intelligence company, today announced financial results for the three-month period ended September 30, 2023 (the third quarter of its 2023 fiscal year).

“The business intelligence industry stands at the forefront of innovation with the integration of AI-capabilities, and MicroStrategy was first-to-market with our inaugural MicroStrategy AI software released in the third quarter, which leverages Microsoft Azure OpenAI. Total revenue also grew in the third quarter off the continued growth in cloud as well as a strong quarter in product license revenues. We believe MicroStrategy is well situated to capitalize on both the tailwinds in bitcoin and growth in our BI business,” said Phong Le, President and Chief Executive Officer, MicroStrategy.

“We further increased our total bitcoin holdings to 158,400 bitcoins, adding 6,067 bitcoins since the end of the second quarter. Our commitment to acquire and hold bitcoin remains strong, especially with the promising backdrop of potential increased institutional adoption. And while we continue to grow our strong balance sheet, our Q3 operating results and growth in total revenues reflect the resiliency of our software business and establish a solid foundation to capitalize on AI in BI,” said Andrew Kang, Chief Financial Officer, MicroStrategy.

Third Quarter 2023 Financial Highlights

•
Revenues: Total revenues for the third quarter of 2023 were $129.5 million, a 3.3% increase, or a 1.1% increase on a non-GAAP constant currency basis, compared to the third quarter of 2022. Product licenses and subscription services revenues for the third quarter of 2023 were $45.0 million, a 16.3% increase, or a 14.3% increase on a non-GAAP constant currency basis, compared to the third quarter of 2022. Product support revenues for the third quarter of 2023 were $66.9 million, a 1.3% increase, or a 1.0% decrease on a non-GAAP constant currency basis, compared to the third quarter of 2022. Other services revenues for the third quarter of 2023 were $17.6 million, a 14.9% decrease, or a 17.0% decrease on a non-GAAP constant currency basis, compared to the third quarter of 2022.
•
Gross Profit: Gross profit for the third quarter of 2023 was $102.8 million, representing a 79.4% gross margin, compared to a gross profit of $100.0 million, representing a gross margin of 79.8%, for the third quarter of 2022.
•
Operating Expenses: Operating expenses for the third quarter of 2023 were $128.0 million, a 36.3% increase compared to the third quarter of 2022. Operating expenses include impairment losses on the Company’s digital assets, which were $33.6 million during the third quarter of 2023, compared to $0.7 million in the third quarter of 2022.
•
(Loss) Income from Operations and Net Loss: Loss from operations for the third quarter of 2023 was $25.2 million, compared to income from operations of $6.1 million for the third quarter of 2022. Net loss for the third quarter of 2023 was $143.4 million, or $10.09 per share on a diluted basis, as compared to a net loss of $27.1 million, or $2.39 per share on a diluted basis, for the third quarter of 2022. Digital asset impairment losses of $33.6 million and $0.7 million for the third quarter of 2023 and 2022, respectively, were reflected in these amounts. Provision for income taxes of $109.6 million and $24.0 million for the third quarter of 2023 and 2022, respectively, were reflected in net loss, principally reflecting changes in the valuation allowance on the Company’s deferred tax asset related to the impairment on its bitcoin holdings.

•
Cash and Cash Equivalents: As of September 30, 2023, the Company had cash and cash equivalents of $45.0 million, as compared to $43.8 million as of December 31, 2022, an increase of $1.2 million.
•
Digital Assets: As of September 30, 2023, the carrying value of the Company’s digital assets (comprised of approximately 158,245 bitcoins) was $2.451 billion, which reflects cumulative impairment losses of $2.230 billion since acquisition and an average carrying amount per bitcoin of approximately $15,491. As of September 30, 2023, the original cost basis and market value of the Company’s bitcoin were $4.681 billion and $4.277 billion, respectively, which reflects an average cost per bitcoin of approximately $29,582 and a market price per bitcoin of $27,030.47, respectively.
•
Sales Agreement: On August 1, 2023, MicroStrategy entered into a Sales Agreement (the “August 2023 Sales Agreement”) with Cowen and Company, LLC, Canaccord Genuity LLC, and Berenberg Capital Markets LLC, as agents (collectively, the “August 2023 Sales Agents”), pursuant to which MicroStrategy may issue and sell shares of its class A common stock having an aggregate offering price of up to $750.0 million from time to time through the August 2023 Sales Agents. During the three months ended September 30, 2023, the Company issued and sold 403,362 shares of its class A common stock under the August 2023 Sales Agreement for aggregate net proceeds (less sales commissions and expenses) of approximately $147.2 million. As of September 30, 2023, approximately $602.1 million of the Company’s class A common stock remained available for issuance and sale pursuant to the August 2023 Sales Agreement.

The tables provided at the end of this press release include a reconciliation of the most directly comparable financial measures prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) to non-GAAP financial measures for the three and nine months ended September 30, 2023 and 2022. An explanation of non-GAAP financial measures is also included under the heading “Non-GAAP Financial Measures” below. Additional non-GAAP financial measures are included in MicroStrategy’s “Q3 2023 Earnings Presentation,” which will be available under the “Events and Presentations” section of MicroStrategy’s investor relations website at https://www.microstrategy.com/en/investor-relations.

Non-GAAP Financial Measures

MicroStrategy is providing supplemental financial measures for (i) non-GAAP (loss) income from operations that excludes the impact of share-based compensation expense, (ii) non-GAAP net (loss) income and non-GAAP diluted (loss) earnings per share that exclude the impacts of share-based compensation expense, interest expense arising from the amortization of debt issuance costs related to MicroStrategy’s long-term debt, gain on debt extinguishment, and related income tax effects, and (iii) non-GAAP constant currency revenues that exclude certain foreign currency exchange rate fluctuations. These supplemental financial measures are not measurements of financial performance under GAAP and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate business performance and to help make operating decisions.

MicroStrategy believes that these non-GAAP financial measures are also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis. The first supplemental financial measure excludes a significant non-cash expense that MicroStrategy believes is not reflective of its general business performance, and for which the accounting requires management judgment and the resulting share-based compensation expense could vary significantly in comparison to other companies. The second set of supplemental financial measures excludes the impacts of (i) share-based compensation expense, (ii) non-cash interest expense arising from the amortization of debt issuance costs related to MicroStrategy’s long-term debt, (iii) a gain on debt extinguishment, and (iv) related income tax effects. The third set of supplemental financial measures excludes changes resulting from certain fluctuations in foreign currency exchange rates so that results may be compared to the same period in the prior year on a non-GAAP constant currency basis. MicroStrategy believes the use of these non-GAAP financial measures can also facilitate comparison of MicroStrategy’s operating results to those of its competitors.

Conference Call

MicroStrategy will be discussing its third quarter 2023 financial results on a live Video Webinar today beginning at approximately 5:00 p.m. ET. The live Video Webinar and accompanying presentation materials will be available under the “Events and Presentations” section of MicroStrategy’s investor relations website at https://www.microstrategy.com/en/investor-relations. Log-in instructions will be available after registering for the event. An archived replay of the event will be available beginning approximately two hours after the call concludes.

About MicroStrategy Incorporated

MicroStrategy (Nasdaq: MSTR) is the largest independent publicly-traded analytics and business intelligence company. The MicroStrategy analytics platform is consistently rated as the best in enterprise analytics and is used by many of the world’s most admired brands in the Fortune Global 500. We pursue two corporate strategies: (1) acquire and hold bitcoin, which we view as a dependable store of value supported by a robust, public, open-source architecture untethered to sovereign monetary policy and (2) grow our enterprise analytics software business to promote our vision of Intelligence Everywhere. For more information about MicroStrategy, visit www.microstrategy.com.

MicroStrategy, Intelligent Enterprise, and MicroStrategy Library are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

This press release may include statements that may constitute “forward-looking statements,” including estimates of future business prospects or financial results and statements containing the words “believe,” “estimate,” “project,” “expect,” “will,” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of MicroStrategy Incorporated and its subsidiaries (collectively, the “Company”) to differ materially from the forward-looking statements. Factors that could contribute to such differences include: fluctuations in the market price of bitcoin and any associated impairment charges that the Company may incur as a result of a decrease in the market price of bitcoin below the value at which the Company’s bitcoins are carried on its balance sheet; gains or losses on any sales of bitcoins; changes in the accounting treatment relating to the Company’s bitcoin holdings; changes in securities laws or other laws or regulations, or the adoption of new laws or regulations, relating to bitcoin that adversely affect the price of bitcoin or the Company’s ability to transact in or own bitcoin; a decrease in liquidity in the markets in which bitcoin is traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud or other circumstances or events that result in the loss of the Company’s bitcoins; impacts to the price and rate of adoption of bitcoin associated with financial difficulties and bankruptcies of various participants in the digital asset industry; the level and terms of the Company’s substantial indebtedness and its ability to service such debt; the extent and timing of market acceptance of the Company’s new product offerings; continued acceptance of the Company’s other products in the marketplace; the Company’s ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; customers shifting from a product license model to a cloud subscription model, which may delay the Company’s ability to recognize revenue; fluctuations in tax benefits or provisions; changes in the market price of bitcoin as of period-end and their effect on our deferred tax assets and related valuation allowance and other potentially adverse tax consequences; competitive factors; general economic conditions, including levels of inflation and interest rates; currency fluctuations; and other risks detailed in MicroStrategy’s registration statements and periodic reports filed with the Securities and Exchange Commission (“SEC”). The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Product licenses	$24,045	$22,286	$56,979	$58,928
Subscription services	20,974	16,414	59,662	43,276
Total product licenses and subscription services	45,019	38,700	116,641	102,204
Product support	66,860	66,010	198,422	199,682
Other services	17,583	20,650	56,714	64,824
Total revenues	129,462	125,360	371,777	366,710
Cost of revenues:
Product licenses	342	406	1,320	1,314
Subscription services	8,028	6,395	23,100	17,303
Total product licenses and subscription services	8,370	6,801	24,420	18,617
Product support	5,531	5,224	17,115	15,542
Other services	12,760	13,360	40,188	42,107
Total cost of revenues	26,661	25,385	81,723	76,266
Gross profit	102,801	99,975	290,054	290,444
Operating expenses:
Sales and marketing	35,606	35,409	109,372	105,511
Research and development	29,660	30,498	90,372	95,811
General and administrative	29,223	27,283	85,959	82,491
Digital asset impairment losses	33,559	727	76,613	1,088,656
Total operating expenses	128,048	93,917	362,316	1,372,469
(Loss) income from operations	(25,247)	6,058	(72,262)	(1,082,025)
Interest expense, net	(11,006)	(14,073)	(37,031)	(38,299)
Gain on debt extinguishment	0	0	44,686	0
Other income, net	2,419	4,897	726	12,242
Loss before income taxes	(33,834)	(3,118)	(63,881)	(1,108,082)
Provision for (benefit from) income taxes	109,607	23,961	(403,876)	112,046
Net (loss) income	$(143,441)	$(27,079)	$339,995	$(1,220,128)
Basic (loss) earnings per share (1)	$(10.09)	$(2.39)	$29.15	$(107.99)
Weighted average shares outstanding used in computing basic (loss) earnings per share	14,221	11,308	11,665	11,299
Diluted (loss) earnings per share (1)	$(10.09)	$(2.39)	$23.87	$(107.99)
Weighted average shares outstanding used in computing diluted (loss) earnings per share	14,221	11,308	14,512	11,299

(1) Basic and fully diluted (loss) earnings per share for class A and class B common stock are the same.

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	September 30,	December 31,
	2023	2022*
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$45,009	$43,835
Restricted cash	1,865	7,033
Accounts receivable, net	128,650	189,280
Prepaid expenses and other current assets	24,041	24,418
Total current assets	199,565	264,566

Digital assets	2,451,374	1,840,028
Property and equipment, net	30,192	32,311
Right-of-use assets	54,542	61,299
Deposits and other assets	24,156	23,916
Deferred tax assets, net	614,112	188,152
Total Assets	$3,373,941	$2,410,272

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable, accrued expenses, and operating lease liabilities	$34,306	$42,976
Accrued compensation and employee benefits	43,405	53,716
Accrued interest	10,368	2,829
Current portion of long-term debt, net	475	454
Deferred revenue and advance payments	179,167	217,428
Total current liabilities	267,721	317,403

Long-term debt, net	2,180,038	2,378,560
Deferred revenue and advance payments	7,638	12,763
Operating lease liabilities	59,720	67,344
Other long-term liabilities	18,231	17,124
Deferred tax liabilities	198	198
Total liabilities	2,533,546	2,793,392

Stockholders’ Equity (Deficit)
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 330,000 shares authorized; 21,227 shares issued and 12,543 shares outstanding, and 18,269 shares issued and 9,585 shares outstanding, respectively	21	18
Class B convertible common stock, $0.001 par value; 165,000 shares authorized; 1,964 shares issued and outstanding, and 1,964 shares issued and outstanding, respectively	2	2
Additional paid-in capital	2,726,191	1,841,120
Treasury stock, at cost; 8,684 shares and 8,684 shares, respectively	(782,104)	(782,104)
Accumulated other comprehensive loss	(15,355)	(13,801)
Accumulated deficit	(1,088,360)	(1,428,355)
Total Stockholders’ Equity (Deficit)	840,395	(383,120)
Total Liabilities and Stockholders’ Equity (Deficit)	$3,373,941	$2,410,272

* Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended
	September 30,
	2023	2022
	(unaudited)	(unaudited)
Net cash provided by operating activities	$11,528	$21,409
Net cash used in investing activities	(690,550)	(233,329)
Net cash provided by financing activities	676,025	220,051
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(997)	(5,597)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(3,994)	2,534
Cash, cash equivalents, and restricted cash, beginning of period	50,868	64,434
Cash, cash equivalents, and restricted cash, end of period	$46,874	$66,968

MICROSTRATEGY INCORPORATED

REVENUE AND COST OF REVENUE DETAIL

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses and subscription services:
Product licenses	$24,045	$22,286	$56,979	$58,928
Subscription services	20,974	16,414	59,662	43,276
Total product licenses and subscription services	45,019	38,700	116,641	102,204
Product support	66,860	66,010	198,422	199,682
Other services:
Consulting	16,676	19,545	53,993	61,253
Education	907	1,105	2,721	3,571
Total other services	17,583	20,650	56,714	64,824
Total revenues	129,462	125,360	371,777	366,710

Cost of revenues
Product licenses and subscription services:
Product licenses	342	406	1,320	1,314
Subscription services	8,028	6,395	23,100	17,303
Total product licenses and subscription services	8,370	6,801	24,420	18,617
Product support	5,531	5,224	17,115	15,542
Other services:
Consulting	12,134	12,267	38,326	38,404
Education	626	1,093	1,862	3,703
Total other services	12,760	13,360	40,188	42,107
Total cost of revenues	26,661	25,385	81,723	76,266

Gross profit	$102,801	$99,975	$290,054	$290,444

MICROSTRATEGY INCORPORATED

DIGITAL ASSETS – ADDITIONAL INFORMATION

ROLLFORWARD OF BITCOIN HOLDINGS

(unaudited)

	Source of Capital Used to Purchase Bitcoin	Digital Asset Original Cost Basis (in thousands)	Digital Asset Impairment Losses (in thousands)	Digital Asset Carrying Value (in thousands)	Approximate Number of Bitcoins Held (Disposed) *	Approximate Average Purchase or Sale Price Per Bitcoin
Balance at December 31, 2021		$3,751,529	$(901,319)	$2,850,210	124,391	$30,159
Digital asset purchases	(a)	215,500		215,500	4,827	44,645
Digital asset impairment losses			(170,091)	(170,091)
Balance at March 31, 2022		$3,967,029	$(1,071,410)	$2,895,619	129,218	$30,700
Digital asset purchases	(b)	10,000		10,000	481	20,790
Digital asset impairment losses			(917,838)	(917,838)
Balance at June 30, 2022		$3,977,029	$(1,989,248)	$1,987,781	129,699	$30,664
Digital asset purchases	(c)	5,978		5,978	301	19,860
Digital asset impairment losses			(727)	(727)
Balance at September 30, 2022		$3,983,007	$(1,989,975)	$1,993,032	130,000	$30,639
Digital asset purchases	(d)	56,443		56,443	3,204	17,616
Digital asset impairment losses			(198,557)	(198,557)
Digital asset sales **		(46,260)	35,370	(10,890)	(704)	16,786
Balance at December 31, 2022		$3,993,190	$(2,153,162)	$1,840,028	132,500	$30,137
Digital asset purchases	(e)	179,275		179,275	7,500	23,903
Digital asset impairment losses			(18,911)	(18,911)
Balance at March 31, 2023		$4,172,465	$(2,172,073)	$2,000,392	140,000	$29,803
Digital asset purchases	(f)	347,003		347,003	12,333	28,136
Digital asset impairment losses			(24,143)	(24,143)
Balance at June 30, 2023		$4,519,468	$(2,196,216)	$2,323,252	152,333	$29,668
Digital asset purchases	(g)	161,681		161,681	5,912	27,348
Digital asset impairment losses			(33,559)	(33,559)
Balance at September 30, 2023		$4,681,149	$(2,229,775)	$2,451,374	158,245	$29,582

*

MicroStrategy owns and has purchased bitcoins both directly and indirectly through its wholly-owned subsidiary, MacroStrategy. References to MicroStrategy below refer to MicroStrategy and its subsidiaries on a consolidated basis.

**

In the fourth quarter of 2022, MicroStrategy sold approximately 704 bitcoins having an original cost basis of $46.3 million and cumulative digital asset impairment losses of $35.4 million, resulting in a carrying value of $10.9 million at the time of sale. The approximately 704 bitcoins were sold for cash proceeds of $11.8 million, net of fees and expenses, resulting in gains on sale of $0.9 million.

(a)
In the first quarter of 2022, MicroStrategy purchased bitcoin using $190.5 million of the net proceeds from the issuance of the 2025 Secured Term Loan and Excess Cash.
(b)
In the second quarter of 2022, MicroStrategy purchased bitcoin using Excess Cash.
(c)
In the third quarter of 2022, MicroStrategy purchased bitcoin using Excess Cash.
(d)
In the fourth quarter of 2022, MicroStrategy purchased bitcoin using $44.6 million of the net proceeds from its sale of class A common stock under its at-the-market offering program, and $11.8 million in proceeds from sales of bitcoin.
(e)
In the first quarter of 2023, MicroStrategy purchased bitcoin using $179.3 million of the net proceeds from its sale of class A common stock under its at-the-market offering program.
(f)
In the second quarter of 2023, MicroStrategy purchased bitcoin using $336.9 million of the net proceeds from its sale of class A common stock under its at-the-market offering program, and Excess Cash.
(g)
In the third quarter of 2023, MicroStrategy purchased bitcoin using $147.3 million of the net proceeds from its sale of class A common stock under its at-the-market offering program, and Excess Cash.

Excess Cash refers to cash in excess of the minimum Cash Assets that MicroStrategy is required to hold under its Treasury Reserve Policy, which may include cash generated by operating activities and cash from the proceeds of financing activities. Cash Assets refers to cash and cash equivalents and short-term investments.

MICROSTRATEGY INCORPORATED

DIGITAL ASSETS – ADDITIONAL INFORMATION

MARKET VALUE OF BITCOIN HOLDINGS

(unaudited)

	Approximate Number of Bitcoins Held at End of Quarter *	Lowest Market Price Per Bitcoin During Quarter (a)	Market Value of Bitcoin Held at End of Quarter Using Lowest Market Price (in thousands) (b)	Highest Market Price Per Bitcoin During Quarter (c)	Market Value of Bitcoin Held at End of Quarter Using Highest Market Price (in thousands) (d)	Market Price Per Bitcoin at End of Quarter (e)	Market Value of Bitcoin Held at End of Quarter Using Ending Market Price (in thousands) (f)
December 31, 2021	124,391	$42,333.00	$5,265,844	$69,000.00	$8,582,979	$45,879.97	$5,707,055
March 31, 2022	129,218	$32,933.33	$4,255,579	$48,240.00	$6,233,476	$45,602.79	$5,892,701
June 30, 2022	129,699	$17,567.45	$2,278,481	$47,469.40	$6,156,734	$18,895.02	$2,450,665
September 30, 2022	130,000	$18,153.13	$2,359,907	$25,214.57	$3,277,894	$19,480.51	$2,532,466
December 31, 2022	132,500	$15,460.00	$2,048,450	$21,478.80	$2,845,941	$16,556.32	$2,193,712
March 31, 2023	140,000	$16,490.00	$2,308,600	$29,190.04	$4,086,606	$28,468.44	$3,985,582
June 30, 2023	152,333	$24,750.00	$3,770,242	$31,443.67	$4,789,909	$30,361.51	$4,625,060
September 30, 2023	158,245	$24,900.00	$3,940,301	$31,862.21	$5,042,035	$27,030.47	$4,277,437

*

MicroStrategy owns and has purchased bitcoins both directly and indirectly through its wholly-owned subsidiary, MacroStrategy. References to MicroStrategy below refer to MicroStrategy and its subsidiaries on a consolidated basis.

(a)
The "Lowest Market Price Per Bitcoin During Quarter" represents the lowest market price for one bitcoin reported on the Coinbase exchange during the respective quarter, without regard to when MicroStrategy purchased any of its bitcoin.
(b)
The "Market Value of Bitcoin Held at End of Quarter Using Lowest Market Price" represents a mathematical calculation consisting of the lowest market price for one bitcoin reported on the Coinbase exchange during the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.
(c)
The "Highest Market Price Per Bitcoin During Quarter" represents the highest market price for one bitcoin reported on the Coinbase exchange during the respective quarter, without regard to when MicroStrategy purchased any of its bitcoin.
(d)
The "Market Value of Bitcoin Held at End of Quarter Using Highest Market Price" represents a mathematical calculation consisting of the highest market price for one bitcoin reported on the Coinbase exchange during the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.
(e)
The "Market Price Per Bitcoin at End of Quarter" represents the market price of one bitcoin on the Coinbase exchange at 4:00 p.m. Eastern Time on the last day of the respective quarter.
(f)
The "Market Value of Bitcoin Held at End of Quarter Using Ending Market Price" represents a mathematical calculation consisting of the market price of one bitcoin on the Coinbase exchange at 4:00 p.m. Eastern Time on the last day of the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.

The amounts reported as “Market Value” in the above table represent only a mathematical calculation consisting of the price for one bitcoin reported on the Coinbase exchange (MicroStrategy’s principal market for bitcoin) in each scenario defined above multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period. The SEC has previously stated that there has not been a demonstration that (i) bitcoin and bitcoin markets are inherently resistant to manipulation or that the spot price of bitcoin may not be subject to fraud and manipulation; and (ii) adequate surveillance-sharing agreements with bitcoin-related markets are in place, as bitcoin-related markets are either not significant, not regulated, or both. Accordingly, the Market Value amounts reported above may not accurately represent fair market value, and the actual fair market value of MicroStrategy’s bitcoin may be different from such amounts and such deviation may be material. Moreover, (i) the bitcoin market historically has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks that are, or may be, inherent in its entirely electronic, virtual form and decentralized network and (ii) MicroStrategy may not be able to sell its bitcoins at the Market Value amounts indicated above, at the market price as reported on the Coinbase exchange (its principal market) on the date of sale, or at all.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

LOSS (INCOME) FROM OPERATIONS

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP (loss) income from operations:
(Loss) income from operations	$(25,247)	$6,058	$(72,262)	$(1,082,025)
Share-based compensation expense	16,806	16,899	49,855	46,587
Non-GAAP (loss) income from operations	$(8,441)	$22,957	$(22,407)	$(1,035,438)

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

NET (LOSS) INCOME AND DILUTED (LOSS) EARNINGS PER SHARE

(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP net (loss) income:
Net (loss) income	$(143,441)	$(27,079)	$339,995	$(1,220,128)
Share-based compensation expense	16,806	16,899	49,855	46,587
Interest expense arising from amortization of debt issuance costs	2,199	2,193	6,599	6,490
Gain on debt extinguishment	0	0	(44,686)	0
Income tax effects (1)	(3,230)	(2,844)	2,538	(10,186)
Non-GAAP net (loss) income	$(127,666)	$(10,831)	$354,301	$(1,177,237)

Reconciliation of non-GAAP diluted (loss) earnings per share (2):
Diluted (loss) earnings per share	$(10.09)	$(2.39)	$23.87	$(107.99)
Share-based compensation expense (per diluted share)	1.18	1.49	3.44	4.12
Interest expense arising from amortization of debt issuance costs (per diluted share) (3)	0.15	0.19	0.09	0.57
Gain on debt extinguishment (per diluted share)	0.00	0.00	(3.08)	0.00
Income tax effects (per diluted share) (3)	(0.22)	(0.25)	0.27	(0.89)
Non-GAAP diluted (loss) earnings per share	$(8.98)	$(0.96)	$24.59	$(104.19)

(1)
Income tax effects reflect the net tax effects of share-based compensation expense, which includes tax benefits and expenses on exercises of stock options and vesting of share-settled restricted stock units, interest expense for amortization of debt issuance costs, and gain on debt extinguishment.
(2)
For reconciliation purposes, the non-GAAP diluted earnings (loss) per share calculations use the same weighted average shares outstanding as that used in the GAAP diluted earnings (loss) per share calculations for the same period. For example, in periods of GAAP net loss, otherwise dilutive potential shares of common stock from MicroStrategy’s share-based compensation arrangements and Convertible Notes are excluded from the GAAP diluted loss per share calculation as they would be antidilutive, and therefore are also excluded from the non-GAAP diluted earnings or loss per share calculation.
(3)
For the nine months ended September 30, 2023, interest expense from the amortization of issuance costs of the Convertible Notes has been added back to the numerator in the GAAP diluted earnings per share calculation, and therefore the per diluted share effects of the amortization of issuance costs of the Convertible Notes have been excluded from the “Interest expense arising from amortization of debt issuance costs (per diluted share)” and “Income tax effects (per diluted share)” lines in the above reconciliation for the nine months ended September 30, 2023.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

CONSTANT CURRENCY

(in thousands)

	Three Months Ended
	September 30,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2023	2023	2023	2022	2023	2023
Revenues
Product licenses	$24,045	$368	$23,677	$22,286	7.9%	6.2%
Subscription services	20,974	410	20,564	16,414	27.8%	25.3%
Total product licenses and subscription services	45,019	778	44,241	38,700	16.3%	14.3%
Product support	66,860	1,530	65,330	66,010	1.3%	-1.0%
Other services	17,583	446	17,137	20,650	-14.9%	-17.0%
Total revenues	129,462	2,754	126,708	125,360	3.3%	1.1%

	Nine Months Ended
	September 30,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2023	2023	2023	2022	2023	2023
Revenues
Product licenses	$56,979	$(127)	$57,106	$58,928	-3.3%	-3.1%
Subscription services	59,662	(7)	59,669	43,276	37.9%	37.9%
Total product licenses and subscription services	116,641	(134)	116,775	102,204	14.1%	14.3%
Product support	198,422	377	198,045	199,682	-0.6%	-0.8%
Other services	56,714	(202)	56,916	64,824	-12.5%	-12.2%
Total revenues	371,777	41	371,736	366,710	1.4%	1.4%

(1)
The “Foreign Currency Exchange Rate Impact” reflects the estimated impact of fluctuations in foreign currency exchange rates on international revenues. It shows the increase (decrease) in international revenues from the same period in the prior year, based on comparisons to the prior year quarterly average foreign currency exchange rates. Beginning in the third quarter of 2023, the term “international” refers to operations outside of the United States and Canada only where the functional currency is the local currency (i.e., excluding any location whose economy is considered highly inflationary).

(2)
The “Non-GAAP Constant Currency” reflects the current period GAAP amount, less the Foreign Currency Exchange Rate Impact.

(3)
The “Non-GAAP Constant Currency % Change” reflects the percentage change between the current period Non-GAAP Constant Currency amount and the GAAP amount for the same period in the prior year.

MICROSTRATEGY INCORPORATED

DEFERRED REVENUE DETAIL

(in thousands)

	September 30,	December 31,	September 30,
	2023	2022*	2022
	(unaudited)		(unaudited)
Current:
Deferred product licenses revenue	$2,814	$2,825	$442
Deferred subscription services revenue	45,737	51,861	38,272
Deferred product support revenue	126,087	155,366	123,203
Deferred other services revenue	4,529	7,376	4,017
Total current deferred revenue and advance payments	$179,167	$217,428	$165,934

Non-current:
Deferred product licenses revenue	$9	$2,742	$70
Deferred subscription services revenue	2,845	3,030	2,943
Deferred product support revenue	4,304	6,387	5,172
Deferred other services revenue	480	604	569
Total non-current deferred revenue and advance payments	$7,638	$12,763	$8,754

Total current and non-current:
Deferred product licenses revenue	$2,823	$5,567	$512
Deferred subscription services revenue	48,582	54,891	41,215
Deferred product support revenue	130,391	161,753	128,375
Deferred other services revenue	5,009	7,980	4,586
Total current and non-current deferred revenue and advance payments	$186,805	$230,191	$174,688

* Derived from audited financial statements.